# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iSHARES TRUST, CIK 0001100663
CUSIP: 46436E759
Title of class of securities: Shares of Beneficial Interest of iShares ESG Advanced MSCI EAFE ETF
Address of issuer's principal executive offices: 400 HOWARD STREET, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 07/15/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0002033536-26-000012
Filed by CIK 0002033536

## Reporting persons
- Northwest & Ethical Investments L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 2,272,670; shared voting power 0; sole dispositive power 2,272,670; shared dispositive power 0; aggregate amount beneficially owned 2,272,670 (15.8% of the class)

## Item 1. Issuer
Name of issuer: iSHARES TRUST
Address of issuer's principal executive offices: 400 HOWARD STREET, SAN FRANCISCO, CALIFORNIA, 94105

## Item 2. Person Filing
Name of person filing: Northwest & Ethical Investments L.P.
Address of principal business office or, if none, residence: 151 Yonge St., Suite 1200, Toronto, ON M5C 2W7
Citizenship: Canadian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Fund Manager regulated by the Ontario Securities Commission

## Item 4. Ownership
Amount beneficially owned: 2,272,670
Percent of class: 15.78
Sole power to vote or to direct the vote: 2,272,670
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,272,670
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Fund Manager is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Northwest & Ethical Investments L.P.: Yasmin Lalani, SVP, Chief Legal Officer and Chief Governance Officer (07/30/2026)